FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC Holdings plc
2025 Interim results

Georges Elhedery, Group CEO, said:
"We're making positive progress in becoming a simple, more agile, focused organisation built on our core strengths. In the first half, we continued to execute our strategy with discipline and each of our four businesses sustained momentum in their earnings with each growing revenue. This gives us confidence in our ability to deliver our targets. We continue to navigate this period of economic uncertainty and market volatility from a position of strength, putting the changing needs of our customers at the heart of everything we do."

Financial performance in 1H25
-     Profit before tax decreased by $5.7bn to $15.8bn compared with 1H24, primarily due to the recognition of dilution and impairment losses of $2.1bn related to our associate Bank of Communications Co., Limited ('BoCom'). In addition, there was an adverse impact from the non-recurrence of $3.6bn in net gains in 1H24 relating to the disposals of our banking business in Canada and our business in Argentina. Profit after tax of $12.4bn was $5.2bn or 30% lower compared with 1H24.
-     Constant currency profit before tax excluding notable items increased by $0.9bn to $18.9bn compared with 1H24, from a strong performance in Wealth in our International Wealth and Premier Banking ('IWPB') and Hong Kong business segments, supported by higher customer activity, and in Foreign Exchange and Debt and Equity Markets driven by volatile market conditions. This was partly offset by higher expected credit losses and other credit impairment charges ('ECL') and a targeted increase in operating expenses, which included higher spend and investment in technology.
-     Annualised return on average tangible equity ('RoTE') in 1H25 was 14.7%, compared with 21.4% in 1H24. Excluding notable items, annualised RoTE in 1H25 was 18.2%, a rise of 1.2 percentage points compared with 1H24.
-     Revenue decreased by $3.2bn or 9% to $34.1bn compared with 1H24. The reduction reflected the year-on-year impact of notable items, mainly from disposals in Canada and Argentina in 1H24. Excluding notable items, revenue increased primarily due to fee and other income growth in Wealth and in Foreign Exchange and in Debt and Equity Markets. Constant currency revenue excluding notable items rose by $1.9bn to $35.4bn compared with 1H24.
-     Net interest income ('NII') decreased by $0.1bn compared with 1H24, including an adverse impact of $0.4bn from foreign currency translation differences. On a constant currency basis, NII increased as the benefit of our structural hedge and lower costs of funding offset reductions due to the business disposals in Argentina and Canada and the impact of lower market interest rates on asset re-pricing. The reduction in interest rates reduced the funding costs of the trading book, which led to a fall in banking net interest income ('banking NII') of $0.9bn or 4% compared with 1H24.
-     Net interest margin ('NIM') of 1.57% decreased by 5 basis points ('bps') compared with 1H24, mainly due to an adverse impact from foreign currency translation differences and the disposal of our business in Argentina, partly offset by the benefit of our structural hedge.
-     ECL of $1.9bn were $0.9bn higher than in 1H24. The charge in 1H25 included charges related to the Hong Kong commercial real estate ('CRE') sector. This reflected updates to our models used for ECL calculations, an increase in allowances for new defaulted exposures, as well as the over-supply of non-residential properties putting continued downward pressure on rental and capital values. The 1H25 period also included allowances to reflect heightened uncertainty and a deterioration in the forward economic outlook due to geopolitical tensions and higher trade tariffs. In 1H24, the ECL charge benefited from allowance releases, mainly in the UK.
-     Operating expenses of $17.0bn were $0.7bn or 4% higher than in 1H24. Growth reflected restructuring and other related costs associated with our organisational simplification of $0.6bn. It also included higher spend and investment in technology. These increases were partly offset by cost reductions due to our disposals in Canada and Argentina.
-     Target basis operating expenses were $0.4bn or 3% higher than in 1H24, primarily due to higher spend and investment in technology and the impacts of inflation.
-     Customer lending balances of $982bn increased by $51bn compared with 31 December 2024, including favourable foreign currency translation differences. On a constant currency basis, lending balances increased by $7bn, mainly in our UK business.
-     Customer accounts of $1,719bn increased by $64bn compared with 31 December 2024, including favourable foreign currency translation differences. On a constant currency basis, customer accounts decreased by $8bn, mainly from the classification of deposits to held for sale, notably $12bn related to our custody business in Germany, and outflows in CIB in the UK, partly offset by an increase in our Hong Kong business.
-     Common equity tier 1 ('CET1') capital ratio of 14.6% decreased by 0.3 percentage points compared with 31 December 2024, driven by an increase in risk-weighted assets ('RWAs'), partly offset by an increase in CET1 capital through profit generation net of distributions. The increase in RWAs was mainly driven by foreign currency translation differences and asset size movements.
-     The Board has approved a second interim dividend of $0.10 per share. We also intend to initiate a share buy-back of up to $3bn, which we expect to complete by our third quarter 2025 results announcement.

Financial performance in 2Q25
-     Profit before tax decreased by $2.6bn or 29% to $6.3bn compared with 2Q24, primarily due to the recognition of dilution and impairment losses of $2.1bn in BoCom. Profit after tax of $4.9bn was $2.0bn or 29% lower compared with 2Q24. On a constant currency basis, profit before tax decreased by $2.7bn or 30%.
-     Revenue fell by $0.1bn to $16.5bn compared with 2Q24. The reduction included the impact of notable items, as mentioned above. Excluding these, revenue increased primarily due to fee and other income growth in Wealth in our IWPB and Hong Kong business segments, supported by higher customer activity, and in Foreign Exchange and in Debt and Equity Markets, driven by volatile market conditions. Constant currency revenue excluding notable items rose by $0.8bn to $17.7bn.
-     NIM of 1.56% decreased by 3 bps compared with 1Q25, driven by lower margins in Asia.
-     ECL of $1.1bn were $0.7bn higher than in 2Q24. The charge in 2Q25 included charges related to the Hong Kong CRE sector. This reflected updates to our models used for ECL calculations, an increase in allowances for new defaulted exposures, as well as the over-supply of non-residential properties putting continued downward pressure on rental and capital values. In 2Q24, the ECL charge benefited from a release of allowances in the UK and from a recovery relating to a single Corporate and Institutional Banking ('CIB') client.
-     Operating expenses of $8.9bn rose by $0.8bn or 10% compared with 2Q24. The increase was related to restructuring and other related costs associated with our organisational simplification, and from higher spend and investment in technology. These increases were partly offset by the impact of the disposal of our business in Argentina.
-     Customer lending increased by $37bn compared with 1Q25 on a reported basis and by $5bn on a constant currency basis.
-     Customer accounts increased by $52bn compared with 1Q25 on a reported basis and by $2bn on a constant currency basis.

Outlook
-     We operate in a global environment characterised by constant change and uncertainty, creating volatility in both economic forecasts and financial markets. The Group is well positioned to manage the impacts of these challenges and is focused on delivering the best outcomes for our customers.
-     We continue to target a mid-teens RoTE in each of the three years from 2025 to 2027 excluding notable items. We also continue to expect banking NII of around $42bn in 2025 based on our latest modelling, recognising the favourable impacts of foreign exchange rates and the adverse effect of the fall in the Hong Kong Interbank Offered Rate ('HIBOR'), particularly during 2Q25.
-     The Group is well positioned to manage the changes and uncertainties prevalent within the global environment in which we operate, including in relation to tariffs. We have modelled a disruptive tariff scenario that includes significant reductions in policy rates, together with broader macroeconomic deterioration. While we would expect the direct impact from tariffs to have a relatively modest impact on our revenue, the broader macroeconomic deterioration may see RoTE excluding notable items fall outside of our mid-teens targeted range in future years.
-     We now expect ECL charges as a percentage of average gross loans to be around 40bps in 2025 (including loans held for sale balances). This reflects continuing challenging market conditions in the Hong Kong CRE sector.
-     The Group remains on track to deliver on our cost target. Our growth in target basis operating expenses in 2025 compared with 2024 remains approximately 3%. Our cost target includes the impact of simplification-related saves associated with our announced reorganisation.
-     We continue to expect demand for lending to remain muted during 2025. However, over the medium to long term we expect mid-single digit percentage growth for year-on-year customer lending balances.
-     We continue to expect double-digit percentage average annual growth in fee and other income in Wealth over the medium term.
-     We intend to manage the CET1 capital ratio within our medium-term target range of 14% to 14.5%, with a dividend payout ratio target basis of 50% for 2025, excluding material notable items and related impacts.

u    Our targets and expectations reflect our current outlook for the global macroeconomic environment and market-dependent factors, such as market-implied interest rates (as of mid-July 2025) and rates of foreign exchange, as well as customer behaviour and activity levels.
u    We do not reconcile our forward guidance on RoTE excluding the impact of notable items, target basis operating expenses, dividend payout ratio target basis or banking NII to their equivalent reported measures.
u    For further details, please refer to the following pages of our Interim Report 2025: pages 18 to 19 for a further explanation of RoTE excluding notable items, banking NII, target basis operating expenses and dividend payout ratio target basis. For further information on our CET1 ratio, see page 67.

Key financial metrics

	Half-year to
	30 Jun 2025	30 Jun 2024
Reported results
Profit before tax ($m)	15,810	21,556
Profit after tax ($m)	12,441	17,665
Net operating income before change in expected credit losses and other credit impairment charges ('revenue') ($m)	34,122	37,292
Cost efficiency ratio (%)	49.9	43.7
Net interest margin (%)	1.57	1.62
Basic earnings per share ($)	0.65	0.89
Diluted earnings per share ($)	0.65	0.88
Dividend per ordinary share (in respect of the period) ($)1	0.20	0.41
Alternative performance measures
Constant currency profit before tax ($m)	15,810	21,491
Constant currency revenue ($m)	34,122	37,057
Constant currency cost efficiency ratio (%)	49.9	43.7
Constant currency profit before tax excluding notable items ($m)	18,928	18,006
Constant currency revenue excluding notable items ($m)	35,397	33,493
Constant currency profit before tax excluding notable items and strategic transactions ($m)	18,928	17,676
Constant currency revenue excluding notable items and strategic transactions ($m)	35,397	32,672
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers (%)	0.40	0.20
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale (%)	0.40	0.20
Basic earnings per share excluding material notable items and related impacts ($)	0.78	0.68
Return on average ordinary shareholders' equity (annualised) (%)	13.7	19.8
Return on average tangible equity (annualised) (%)	14.7	21.4
Return on average tangible equity excluding notable items (annualised) (%)	18.2	17.0
Target basis operating expenses ($m)	16,179	15,764

	At
	30 Jun 2025	31 Dec 2024
Balance sheet
Total assets ($m)	3,214,371	3,017,048
Net loans and advances to customers ($m)	981,722	930,658
Customer accounts ($m)	1,718,604	1,654,955
Average interest-earning assets, year to date ($m)	2,159,900	2,099,285
Loans and advances to customers as % of customer accounts (%)	57.1	56.2
Total shareholders' equity ($m)	192,554	184,973
Tangible ordinary shareholders' equity ($m)	159,557	154,295
Net asset value per ordinary share at period end ($)	9.88	9.26
Tangible net asset value per ordinary share at period end ($)	9.17	8.61
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)2,3	14.6	14.9
Risk-weighted assets ($m)2,3	886,860	838,254
Total capital ratio (%)2,3	20.1	20.6
Leverage ratio (%)2,3	5.4	5.6
High-quality liquid assets (liquidity value, average) ($m)3,4	678,059	649,210
Liquidity coverage ratio (average) (%)3,4	140	138
Share count
Period end basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,397	17,918
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	17,529	18,062
Average basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,646	18,357

u    For reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 26 of the Interim Report 2025. For detail on other alternative performance measures, including definitions and calculations, see 'Reconciliation of alternative performance measures' on pages 38 to 41 of the Interim Report 2025.
1     Dividend per ordinary share for the half-year to 30 June 2024 includes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to Royal Bank of Canada.
2     References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law. Regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. Effective 1 January 2025, the IFRS 9 transitional arrangements came to an end, followed by the end of the CRR II grandfathering provisions on 28 June 2025.
3     Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
4     The liquidity coverage ratio is based on the average value of the preceding 12 months.

Highlights

	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Reported
Revenue1,2,3	34,122	37,292
Change in expected credit losses and other credit impairment charges	(1,941)	(1,066)
Operating expenses	(17,022)	(16,296)
Share of profit in associates and joint ventures less impairment3	651	1,626
Profit before tax	15,810	21,556
Tax charge	(3,369)	(3,891)
Profit after tax	12,441	17,665
Constant currency4
Revenue1,2,3	34,122	37,057
Change in expected credit losses and other credit impairment charges	(1,941)	(993)
Operating expenses	(17,022)	(16,192)
Share of profit in associates and joint ventures less impairment3	651	1,619
Profit before tax	15,810	21,491
Tax charge	(3,369)	(3,870)
Profit after tax	12,441	17,621

Notable items
Revenue
Disposals, wind-downs, acquisitions and related costs2	(139)	3,571
Dilution loss of interest in BoCom associate3	(1,136)	-
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(227)	(101)
Restructuring and other related costs5	(616)	19
Impairment losses of interest in BoCom associate3	(1,000)	-
Tax
Tax credit on notable items	379	14
1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     The amount in 1H25 includes a $0.1bn mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Grupo Financiero Galicia's ('Galicia') American Depositary Receipts ('ADRs') received as purchase consideration from the sale of our business in Argentina, which were disposed of in 2Q25. Amount in 1H24 includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This was partly offset by a $1.2bn impairment recognised in relation to the sale of our business in Argentina.
3     Amounts in 'Revenue' and 'Dilution loss of interest in BoCom associate' include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group's investment in BoCom in 'Share of profit in associates and joint ventures less impairment' and 'Impairment losses of interest in BoCom associate'. See Note 10 on page 95 of the Interim Report 2025.
4     Constant currency performance is computed by adjusting reported results of comparative periods for the effects of foreign currency translation differences, which distort period-on-period comparisons.
5     Amounts relate to restructuring provisions recognised in 2025 as well as reversals of restructuring provisions recognised during 2022.

Group CEO's shareholder letter

Dear fellow shareholders,
In my first letter to you I set out a clear vision to unlock HSBC's full potential. It is built on the principle of becoming a simple, more agile, focused organisation to better serve our customers. This mission has become even more important as the world in which we operate becomes even more uncertain.
By being mission-focused we intend to build on our strong foundations and hallmark financial strength, growing in areas of core competitive advantage while remaining true to our values. This will help us to achieve our refreshed ambition of becoming the most trusted bank globally, putting customers at the heart of everything we do.
We are making positive progress.

Strong performance
We performed strongly in the first half, delivering an annualised return on tangible equity ('RoTE') of 14.7%, or 18.2% excluding the impact of notable items.
Our four businesses performed strongly with revenue growing in each. We are investing in customer experience, accelerating growth in strategic activities and harnessing the power of technology to change the way we work to increase productivity.
In our Hong Kong home market, we attracted a further 600,000 new to bank customers in the first six months. We also grew deposits by 9% over the last twelve months on a constant currency basis.
In our UK home market, our loan book grew by 4% on the same basis. We were particularly encouraged by signs of recovery in lending growth in commercial banking.
IWPB performed strongly. Our Group-wide wealth businesses grew revenue by 22%, on a constant currency basis, in line with our medium-term guidance of growing fee and other income at double-digit rates. In total, we attracted net new invested assets of $44bn with $27bn booked in Asia.
In CIB, we grew fee and other income by 18% on a constant currency basis. More than two-fifths of this growth came from our wholesale transaction banking business.
These strong results enable us to announce a second interim dividend of $0.10 per share and a further share buy-back of up to $3bn. In total, we have announced $9.5bn in returns to our shareholders through dividends and share buy-backs in the first half of 2025. We have also reduced our share count by 13% from the first quarter of 2023.

Economic uncertainties
The global economy is facing structural challenges that are both longstanding and newly unfolding. This is leading to economic uncertainty and market volatility. The main drivers are the unpredictability of broad-based tariffs and rising fiscal vulnerabilities. This is complicating the inflation and interest rate outlook creating greater uncertainty.
Even before tariffs take effect, trade disruptions are reshaping the economic landscape. One consequence is the adjustment of supply chains.

Differentiated strengths
We are working with our customers to adapt to this operating environment and changes in the global economy.
First, we enter this period of economic unpredictability from a position of strength. We have a strong balance sheet and diverse, recurring earnings. Our highly stable deposit franchise is performing well. This is underpinned by a strong capital position and a high-quality credit portfolio. Second, the complex dynamics of a shifting world emphasise the advantages of our scale and global footprint. That is why customers are turning to us as their trusted partner.
We operate across the world's key trade routes, including the intra-regional corridors that have been growing fast over recent years. We have longstanding experience of facilitating financial flows both globally and through the local expertise we've gained from being so deeply rooted in economies throughout our 160 year history. We have 5,000 trade specialists in more than 50 markets operating on both sides of trade flows. This brings significant expertise and real time insight to our customers.
And we continue to invest in innovative products like HSBC TradePay for Import Duties, a targeted financing solution for our US customers which simplifies the payment of import duties whilst helping them optimise working capital.
We are also well placed across many of the world's fastest-growing wealth markets to help customers navigate greater market volatility as they look to protect and grow their wealth. Our new state-of-the-art wealth centres in our home markets of Hong Kong and the UK, and across Asia, offer premium venues to access personalised wealth management services.

Disciplined delivery of our commitments
We continue to move with energy and intent in the way we deliver our strategy, the way we find the efficiencies that optimise our resource allocation and the way we actively and dynamically manage our costs, capital and target investments.
This can be seen in the momentum in our earnings, the discipline in our execution, and the confidence we have in our ability to deliver our targets.
The tighter, talented leadership team I have put in place at the Group Operating Committee continue to sharpen the focus of our four businesses with direct influence over strategy and execution, alongside accountability for driving results.

Organisational simplification
Together, we are making meaningful progress in our mission to deliver $1.5bn of annualised savings, with actions taken in the first half resulting in $0.7bn of these cost saves. We remain on track to realise the full $1.5bn in 2027.

Reallocation from non-strategic activities
We are also making progress in our efforts to generate incremental investment capacity for our priority growth areas.
We have announced the strategic disposals of our business in Uruguay, Bahrain retail operations, UK life insurance subsidiary, German custody and fund administration businesses and our French portfolio of home and other loans retained following the disposal of our retail operations in France.
We have also taken action to refocus our investment bank, making progress on the winding down of our M&A and equity capital markets activities in Europe, the UK and the Americas to focus on Asia and the Middle East where we have regional market leadership and significant room to grow. We have also expanded our focus on our debt capabilities globally, comprising our Debt Capital Markets and Leveraged and Acquisition Finance franchises, to include our Private Debt activities.

Investing for growth
By creating this capacity, our priority is investing for growth. In our home markets we will expand the number of wealth centres and enhance our wealth capabilities in Hong Kong, which is expected to become the world's leading cross-border wealth centre. In the UK, we will enhance our SME coverage and proposition.
In CIB, we will further enhance our transaction banking capabilities, including in global payments, trade solutions and foreign exchange where we have leading global propositions. We will also invest in security services, where we have a leading position in Asia and the Middle East.
In IWPB, we continue to hire new relationship managers across our priority growth markets, launch new wealth products and invest in technology and training to improve customer experience.
We will also modernise the bank by capturing the opportunity of AI and generative AI, and improve customer service through both our mobile apps and contact centres. We will increase productivity with tools such as coding assistants, and improve process efficiency in areas such as onboarding, KYC, credit applications and many others.

High performance culture
At the same time, we are instilling a culture of excellence, leadership and accountability throughout the bank. This culture prioritises customer centricity and high performance. As part of this, we have launched a bank-wide leadership programme designed to make culture an enabler of our ambition and strategy.

Thank you
Finally, I want to thank my valued colleagues around the world, whose talent and drive enable us to make a difference daily for our customers.
I also want to thank our customers for their partnership and trust.
Looking ahead, with firm foundations in place, clarity in our strategy, discipline in our execution and dynamism in our culture, momentum continues to build.
We are confident in our ability to deliver against our targets, including a mid-teens RoTE, excluding notable items, for 2025, 2026 and 2027.
We are working towards achieving our ambition of becoming the most trusted bank globally, putting customers at the heart of everything we do.
By doing this, we remain focused on generating strategic growth and delivering attractive returns for you, our shareholders.

Georges Elhedery
Group CEO
30 July 2025

Financial summary

	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
For the period
Profit before tax	15,810	21,556
Profit attributable to:
- ordinary shareholders of the parent company	11,510	16,586
Dividends on ordinary shares1	8,147	11,691
At the period end
Total shareholders' equity	192,554	183,293
Total regulatory capital	178,496	172,084
Customer accounts	1,718,604	1,593,834
Total assets	3,214,371	2,975,003
Risk-weighted assets	886,860	835,118
Per ordinary share	$	$
Basic earnings	0.65	0.89
Dividend per ordinary share (paid in the period)1	0.46	0.62
Net asset value2	9.88	8.97
1     The $0.46 dividend paid during the period consisted of a fourth interim dividend of $0.36 per ordinary share in respect of the financial year ended 31 December 2024 paid in April 2025 and a first interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2025 paid in June 2025.
2     The definition of net asset value per ordinary share is total shareholders' equity, less non-cumulative preference shares and capital securities, divided by the basic number of ordinary shares in issue, excluding own shares held by the parent company, including those purchased and held in treasury.

Distribution of results by business segments1

Constant currency profit before tax
	Half-year to
	30 Jun 2025		30 Jun 2024
	$m	%	$m	%
Hong Kong	4,674	29.6	4,754	22.1
UK	3,281	20.8	3,533	16.4
Commercial and Institutional Banking	6,362	40.2	6,121	28.5
International Wealth and Premier Banking	2,092	13.2	2,267	10.6
Corporate Centre	(599)	(3.8)	4,816	22.4
Profit before tax	15,810	100.0	21,491	100.0
1     Effective from 1 January 2025, the Group's operating segments comprise four new businesses: Hong Kong, UK, Corporate and Institutional Banking ('CIB') and International Wealth and Premier Banking ('IWPB'), along with Corporate Centre. All segmental comparative data have been re-presented on this basis.

Distribution of results by legal entity

Reported profit/(loss) before tax
	Half-year to
	30 Jun 2025		30 Jun 2024
	$m	%	$m	%
HSBC UK Bank plc	3,618	22.9	3,734	17.3
HSBC Bank plc	1,493	9.4	1,436	6.7
The Hongkong and Shanghai Banking Corporation Limited	9,384	59.4	10,893	50.5
HSBC Bank Middle East Limited	568	3.6	536	2.5
HSBC North America Holdings Inc.	490	3.1	423	2.0
HSBC Bank Canada	-	-	186	0.9
Grupo Financiero HSBC, S.A. de C.V.	330	2.1	466	2.2
Other trading entities1	817	5.2	1,034	4.7
Holding companies, shared service centres and intra-Group eliminations2	(890)	(5.7)	2,848	13.2
Profit before tax	15,810	100.0	21,556	100.0
1     Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group's reported profit before tax of $770m.
2     The period to 30 June 2024 includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This was partly offset by a $1.2bn impairment recognised in relation to the sale of our business in Argentina.

HSBC constant currency profit before tax and balance sheet data
	Half-year to 30 Jun 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1,2	7,848	6,228	14,117	7,011	(1,082)	34,122
- external	5,037	6,678	19,648	5,964	(3,205)	34,122
- inter-segment	2,811	(450)	(5,531)	1,047	2,123	-
- of which: net interest income/(expense)3	5,875	5,306	7,014	3,657	(5,031)	16,821
Change in expected credit losses and other credit impairment charges	(864)	(323)	(299)	(453)	(2)	(1,941)
Net operating income/(expense)	6,984	5,905	13,818	6,558	(1,084)	32,181
Total operating expenses	(2,310)	(2,624)	(7,456)	(4,468)	(164)	(17,022)
Operating profit/(loss)	4,674	3,281	6,362	2,090	(1,248)	15,159
Share of profit in associates and joint ventures less impairment2	-	-	-	2	649	651
Constant currency profit/(loss) before tax	4,674	3,281	6,362	2,092	(599)	15,810
	%	%	%	%	%	%
Share of HSBC's constant currency profit/(loss) before tax	29.6	20.8	40.2	13.2	(3.8)	100.0
Constant currency cost efficiency ratio	29.4	42.1	52.8	63.7	(15.2)	49.9
Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	230,139	299,631	304,240	147,523	189	981,722
Interests in associates and joint ventures	-	-	116	526	27,560	28,202
Total external assets	433,153	443,023	1,763,915	435,437	138,843	3,214,371
Customer accounts	517,406	360,494	564,847	275,504	353	1,718,604
Constant currency risk-weighted assets3	140,630	152,894	411,223	91,036	91,077	886,860

	Half-year to 30 Jun 20245
Net operating income before change in expected credit losses and other credit impairment charges1	7,432	5,994	13,333	6,933	3,365	37,057
- external	4,769	6,280	19,696	5,689	623	37,057
- inter-segment	2,663	(286)	(6,363)	1,244	2,742	-
- of which: net interest income/(expense)3	5,928	5,026	7,314	4,131	(5,865)	16,534
Change in expected credit losses and other credit impairment charges	(338)	(58)	(175)	(416)	(6)	(993)
Net operating income	7,094	5,936	13,158	6,517	3,359	36,064
Total operating expenses	(2,340)	(2,403)	(7,037)	(4,277)	(135)	(16,192)
Operating profit	4,754	3,533	6,121	2,240	3,224	19,872
Share of profit in associates and joint ventures	-	-	-	27	1,592	1,619
Constant currency profit before tax	4,754	3,533	6,121	2,267	4,816	21,491
	%	%	%	%	%	%
Share of HSBC's constant currency profit before tax	22.1	16.4	28.5	10.6	22.4	100.0
Constant currency cost efficiency ratio	31.5	40.1	52.8	61.7	4.0	43.7
Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	236,309	286,915	300,392	140,795	8,368	972,779
Interests in associates and joint ventures	-	-	132	561	28,047	28,740
Total external assets	413,491	428,708	1,702,163	399,795	140,213	3,084,370
Customer accounts	474,140	352,573	558,629	266,148	421	1,651,911
Constant currency risk-weighted assets4	144,066	137,465	390,640	88,370	92,772	853,313
1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Amount in 'Net operating income before change in expected credit losses and other credit impairment charges' includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group's investment in BoCom in 'Share of profit in associates and joint ventures less impairment'. See Note 10 on page 95 of the Interim Report 2025.
3     Net interest expense recognised in the Corporate Centre includes 1H25: $4.7bn (1H24: $5.5bn) of interest expense in relation to the internal cost to fund trading and fair value net assets; and the funding cost of foreign exchange swaps in our Markets Treasury function.
4     Constant currency risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences.
5     Comparative information for the prior year has been re-presented to reflect the Group's revised segment structure, which became effective on 1 January 2025.

Consolidated income statement
	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Net interest income	16,821	16,911
- interest income	49,008	55,372
- interest expense	(32,187)	(38,461)
Net fee income	6,643	6,200
- fee income	8,640	8,158
- fee expense	(1,997)	(1,958)
Net income from financial instruments held for trading or managed on a fair value basis1	10,547	10,516
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	5,113	2,376
Insurance finance expense	(5,329)	(2,486)
Insurance service result	785	662
- insurance service revenue	1,511	1,310
- insurance service expense	(726)	(648)
Gain less impairment relating to sale of business operations2	(34)	3,256
Other operating (expense)/income3	(424)	(143)
Net operating income before change in expected credit losses and other credit impairment charges4	34,122	37,292
Change in expected credit losses and other credit impairment charges	(1,941)	(1,066)
Net operating income	32,181	36,226
Employee compensation and benefits	(9,903)	(9,192)
General and administrative expenses	(4,894)	(5,135)
Depreciation and impairment of property, plant and equipment and right-of-use assets	(955)	(867)
Amortisation and impairment of intangible assets	(1,270)	(1,102)
Total operating expenses	(17,022)	(16,296)
Operating profit	15,159	19,930
Share of profit in associates and joint ventures	1,651	1,626
Impairment of interest in associate3	(1,000)	-
Profit before tax	15,810	21,556
Tax expense	(3,369)	(3,891)
Profit after tax	12,441	17,665
Attributable to:
- ordinary shareholders of the parent company	11,510	16,586
- other equity holders	547	526
- non-controlling interests	384	553
Profit after tax	12,441	17,665
	$	$
Basic earnings per ordinary share	0.65	0.89
Diluted earnings per ordinary share	0.65	0.88

1     The amount in 1H25 includes a $0.1bn mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Grupo Financiero Galicia's ('Galicia') American Depositary Receipts ('ADRs') received as purchase consideration from the sale of our business in Argentina, which were disposed of in 2Q25. Amount in 1H24 includes a $255m gain on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
2     Includes amounts from 'Other operating income' relating to the execution of all sales of business operations. In 1H24, a gain of $4.6bn inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses on the sale of our banking business in Canada, and an impairment loss of $1.2bn relating to the sale of our business in Argentina was recognised.
3     The amount in 1H25 'Other operating (expense)/income' includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group's investment in BoCom in 'Impairment of interest in associate'. See Note 10 on page 95 of the Interim Report 2025.
4     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Consolidated statement of comprehensive income
	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Profit for the period	12,441	17,665
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income1	205	(213)
- fair value gains/(losses)	640	(378)
- fair value gains transferred to the income statement on disposal	(83)	(24)
- expected credit losses recognised in the income statement	2	13
- disposal of subsidiary	-	90
- income taxes	(354)	86
Cash flow hedges	1,891	(710)
- fair value losses	(568)	(612)
- fair value losses/(gains) reclassified to the income statement	3,037	(673)
- disposal of subsidiary	-	262
- income taxes	(578)	313
Share of other comprehensive (expense)/income of associates and joint ventures	(59)	211
- share for the period	(3)	211
- other comprehensive income reclassified to the income statement on dilution of interest in an associate	(56)	-
Net finance income from insurance contracts	16	17
- before income taxes	21	23
- income taxes	(5)	(6)
Exchange differences	6,404	(2,588)
- foreign exchange losses reclassified to the income statement on disposal or dilution of a foreign operation2	224	648
- other exchange differences	6,180	(3,236)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	14	5
Remeasurement of defined benefit (liability)/asset	(347)	146
- before income taxes	(461)	178
- income taxes	114	(32)
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	242	(283)
- before income taxes	315	(372)
- income taxes	(73)	89
Equity instruments designated at fair value through other comprehensive income	93	41
- fair value gains	88	62
- income taxes	5	(21)
Effects of hyperinflation	81	892
Other comprehensive income/(expense) for the period, net of tax	8,540	(2,482)
Total comprehensive income for the period	20,981	15,183
Attributable to:
- ordinary shareholders of the parent company	19,917	14,131
- other equity holders	547	526
- non-controlling interests	517	526
Total comprehensive income for the period	20,981	15,183
1     Amount in 1H25 includes a $1.4bn pre-tax fair value loss (including foreign exchange movements) in other comprehensive income on a retained portfolio of home and other loans associated with the sale of our retail banking operations in France. The loss arose largely upon reclassification from hold-to-collect to hold-to-collect-and-sell business model on 1 January 2025, resulting in its remeasurement from amortised cost to fair value through other comprehensive income.
2     Amount in 1H25 includes a $197m foreign exchange translation reserves loss recycled to the income statement as a result of the dilution of the shareholding in BoCom.

Consolidated balance sheet
	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Assets
Cash and balances at central banks	246,360	267,674
Hong Kong Government certificates of indebtedness	42,592	42,293
Trading assets	333,745	314,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	128,942	115,769
Derivatives	249,672	268,637
Loans and advances to banks	107,582	102,039
Loans and advances to customers	981,722	930,658
Reverse repurchase agreements - non-trading	283,204	252,549
Financial investments	547,955	493,166
Assets held for sale	38,978	27,234
Prepayments, accrued income and other assets	204,370	152,740
Current tax assets	1,364	1,313
Interests in associates and joint ventures	28,202	28,909
Goodwill and intangible assets	13,022	12,384
Deferred tax assets	6,661	6,841
Total assets	3,214,371	3,017,048
Liabilities
Hong Kong currency notes in circulation	42,592	42,293
Deposits by banks	97,782	73,997
Customer accounts	1,718,604	1,654,955
Repurchase agreements - non-trading	195,532	180,880
Trading liabilities	70,653	65,982
Financial liabilities designated at fair value	163,589	138,727
Derivatives	257,601	264,448
Debt securities in issue	102,129	105,785
Liabilities of disposal groups held for sale	46,165	29,011
Accruals, deferred income and other liabilities	167,062	130,340
Current tax liabilities	3,232	1,729
Insurance contract liabilities	118,297	107,629
Provisions	2,125	1,724
Deferred tax liabilities	1,570	1,317
Subordinated liabilities	27,569	25,958
Total liabilities	3,014,502	2,824,775
Equity
Called up share capital	8,739	8,973
Share premium account	14,918	14,810
Other equity instruments	20,716	19,070
Other reserves	(1,556)	(10,282)
Retained earnings	149,737	152,402
Total shareholders' equity	192,554	184,973
Non-controlling interests	7,315	7,300
Total equity	199,869	192,273
Total liabilities and equity	3,214,371	3,017,048

Consolidated statement of changes in equity
			Other reserves
	Called up share capital and share premium	Other equity instru-ments	Financial assets at FVOCI reserve1	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve2	Retained earnings	Total share-holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	23,783	19,070	(3,246)	(1,079)	(32,887)	26,328	602	152,402	184,973	7,300	192,273
Profit for the period	-	-	-	-	-	-	-	12,057	12,057	384	12,441
Other comprehensive income (net of tax)	-	-	6	1,734	6,630	14	102	(79)	8,407	133	8,540
- debt instruments at fair value through other comprehensive income	-	-	177	-	-	-	-	-	177	28	205
- equity instruments designated at fair value through other comprehensive income	-	-	57	-	-	-	-	-	57	36	93
- cash flow hedges	-	-	-	1,794	-	-	-	-	1,794	97	1,891
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	-	-	-	-	-	242	242	-	242
- property revaluation	-	-	-	-	-	14	-	-	14	-	14
- remeasurement of defined benefit asset/(liability)	-	-	-	-	-	-	-	(343)	(343)	(4)	(347)
- share of other comprehensive income of associates and joint ventures	-	-	-	-	-	-	-	(3)	(3)	-	(3)
- effects of hyperinflation	-	-	-	-	-	-	-	81	81	-	81
- foreign exchange losses reclassified to income statement on disposal or dilution of a foreign operation3	-	-	-	-	224	-	-	-	224	-	224
- other reserves reclassified to income statement on disposal or dilution of a foreign operation3	-	-	-	-	-	-	-	(56)	(56)	-	(56)
- insurance finance income recognised in other comprehensive income	-	-	-	-	-	-	16	-	16	-	16
- other exchange differences	-	-	(228)	(60)	6,406	-	86	-	6,204	(24)	6,180
Total comprehensive income for the period	-	-	6	1,734	6,630	14	102	11,978	20,464	517	20,981
Shares issued under employee remuneration and share plans	113	-	-	-	-	-	-	(113)	-	-	-
Capital securities issued4	-	4,096	-	-	-	-	-	-	4,096	-	4,096
Dividends to shareholders	-	-	-	-	-	-	-	(8,694)	(8,694)	(477)	(9,171)
Redemption of securities5	-	(2,450)	-	-	-	-	-	-	(2,450)	-	(2,450)
Cost of share-based payment arrangements	-	-	-	-	-	-	-	316	316	-	316
Share buy-backs6	-	-	-	-	-	-	-	(5,023)	(5,023)	-	(5,023)
Cancellation of shares	(239)	-	-	-	-	239	-	-	-	-	-
Other movements	-	-	1	-	-	-	-	(1,129)	(1,128)	(25)	(1,153)
At 30 Jun 2025	23,657	20,716	(3,239)	655	(26,257)	26,581	704	149,737	192,554	7,315	199,869

Consolidated statement of changes in equity (continued)
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve2	Retained earnings	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610
Profit for the period	-	-	-	-	-	-	-	17,112	17,112	553	17,665
Other comprehensive income (net of tax)	-	-	(164)	(691)	(2,551)	5	(10)	956	(2,455)	(27)	(2,482)
- debt instruments at fair value through other comprehensive income	-	-	(313)	-	-	-	-	-	(313)	10	(303)
- equity instruments designated at fair value through other comprehensive income	-	-	35	-	-	-	-	-	35	6	41
- cash flow hedges	-	-	-	(970)	-	-	-	-	(970)	(2)	(972)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	-	-	-	-	-	(283)	(283)	-	(283)
- property revaluation	-	-	-	-	-	5	-	-	5	-	5
- remeasurement of defined benefit asset/(liability)	-	-	-	-	-	-	-	136	136	10	146
- share of other comprehensive income of associates and joint ventures	-	-	-	-	-	-	-	211	211	-	211
- effects of hyperinflation	-	-	-	-	-	-	-	892	892	-	892
- foreign exchange losses reclassified to income statement on disposal or dilution of a foreign operation	-	-	-	-	648	-	-	-	648	-	648
- other reserves reclassified to income statement on disposal or dilution of a foreign operation	-	-	90	262	-	-	-	-	352	-	352
- insurance finance income recognised in other comprehensive income	-	-	-	-	-	-	17	-	17	-	17
- other exchange differences	-	-	24	17	(3,199)	-	(27)	-	(3,185)	(51)	(3,236)
Total comprehensive income for the period	-	-	(164)	(691)	(2,551)	5	(10)	18,068	14,657	526	15,183
Shares issued under employee remuneration and share plans	75	-	-	-	-	-	-	(75)	-	-	-
Capital securities issued	-	1,106	-	-	-	-	-	-	1,106	-	1,106
Dividends to shareholders	-	-	-	-	-	-	-	(12,217)	(12,217)	(468)	(12,685)
Cost of share-based payment arrangements	-	-	-	-	-	-	-	274	274	-	274
Transfers	-	-	-	-	-	(2,945)	-	2,945	-	-	-
Share buy-backs	-	-	-	-	-	-	-	(5,019)	(5,019)	-	(5,019)
Cancellation of shares	(326)	-	-	-	-	326	-	-	-	-	-
Other movements	-	-	4	-	-	3	-	(844)	(837)	(218)	(1,055)
At 30 Jun 2024	24,118	18,825	(3,667)	(1,724)	(36,304)	25,990	775	155,280	183,293	7,121	190,414

Consolidated statement of changes in equity (continued)
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve2	Retained earnings	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2024	24,118	18,825	(3,667)	(1,724)	(36,304)	25,990	775	155,280	183,293	7,121	190,414
Profit for the period	-	-	-	-	-	-	-	6,867	6,867	467	7,334
Other comprehensive income (net of tax)	-	-	423	645	3,414	-	(173)	62	4,371	51	4,422
- debt instruments at fair value through other comprehensive income	-	-	375	-	-	-	-	-	375	6	381
- equity instruments designated at fair value through other comprehensive income	-	-	40	-	-	-	-	-	40	18	58
- cash flow hedges	-	-	-	658	-	-	-	-	658	-	658
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	-	-	-	-	-	(156)	(156)	-	(156)
- property revaluation	-	-	-	-	-	-	-	-	-	-	-
- remeasurement of defined benefit asset/(liability)	-	-	-	-	-	-	-	(380)	(380)	6	(374)
- share of other comprehensive income of associates and joint ventures	-	-	-	-	-	-	-	251	251	-	251
- effects of hyperinflation	-	-	-	-	-	-	-	347	347	-	347
- foreign exchange losses reclassified to income statement on disposal or dilution of a foreign operation	-	-	-	-	5,168	-	-	-	5,168	-	5,168
- other reserves reclassified to income statement on disposal or dilution of a foreign operation	-	-	(5)	-	-	-	-	-	(5)	-	(5)
- insurance finance income recognised in other comprehensive income	-	-	-	-	-	-	(159)	-	(159)	-	(159)
- other exchange differences	-	-	13	(13)	(1,754)	-	(14)	-	(1,768)	21	(1,747)
Total comprehensive income for the period	-	-	423	645	3,414	-	(173)	6,929	11,238	518	11,756
Shares issued under employee remuneration and share plans	2	-	-	-	-	-	-	(2)	-	-	-
Capital securities issued	-	2,495	-	-	-	-	-	-	2,495	-	2,495
Dividends to shareholders	-	-	-	-	-	-	-	(4,193)	(4,193)	(222)	(4,415)
Redemption of securities	-	(2,250)	-	-	-	-	-	-	(2,250)	-	(2,250)
Cost of share-based payment arrangements	-	-	-	-	-	-	-	255	255	-	255
Share buy-backs	-	-	-	-	-	-	-	(6,024)	(6,024)	-	(6,024)
Cancellation of shares	(337)	-	-	-	-	337	-	-	-	-	-
Other movements	-	-	(2)	-	3	1	-	157	159	(117)	42
At 31 Dec 2024	23,783	19,070	(3,246)	(1,079)	(32,887)	26,328	602	152,402	184,973	7,300	192,273
1     Amount in 1H25 includes $1.4bn of pre-tax cumulative unrealised loss in other comprehensive income, including foreign exchange movements shown in 'Other exchange differences', on a retained portfolio of home and certain other loans associated with the sale of our retail banking operations in France. The loss arose largely upon reclassification from hold-to-collect to a hold-to-collect-and-sell business model on 1 January 2025, resulting in its remeasurement from amortised cost to fair value through other comprehensive income.
2     The insurance finance reserve reflects the impact of adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in other comprehensive income ('OCI').
3     Amount in 1H25 includes the recycling of a $197m foreign currency translation reserves loss and $56m other reserves gain as a result of the dilution of the shareholding in BoCom.
4     HSBC Holdings issued $1,500m 6.950% contingent convertible securities in February 2025, and a further SGD800m 5.000% and $2,000m 7.050% contingent convertible securities in March and June 2025, respectively. All instruments were recorded net of issuance costs.
5     In March 2025, HSBC Holdings redeemed its $2,450m 6.375% contingent convertible securities.
6     HSBC Holdings announced the following share buy-backs during 1H25: a share buy-back of up to $2.0bn in February 2025, which was completed in April 2025; and a share buy-back of up to $3.0bn in May 2025, which was completed in July 2025.

Consolidated statement of cash flows
	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Profit before tax	15,810	21,556
Adjustments for non-cash items:
Depreciation, amortisation and impairment	2,225	1,969
Net loss/(gain) from investing activities1	1,127	(34)
Share of profit in associates and joint ventures	(1,651)	(1,626)
Impairment of interest in associate2	1,000	-
Net loss/(gain) on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	73	(3,199)
Change in expected credit losses gross of recoveries and other credit impairment charges	2,077	1,192
Provisions including pensions	584	15
Share-based payment expense	315	274
Other non-cash items included in profit before tax	(2,732)	(4,237)
Elimination of exchange differences3	(41,720)	18,406
Change in operating assets4	(136,572)	(41,493)
Change in operating liabilities	174,060	36,486
Dividends received from associates	850	130
Contributions paid to defined benefit plans	(67)	(76)
Tax paid	(2,197)	(2,664)
Net cash from operating activities	13,182	26,699
Purchase of financial investments	(266,941)	(259,999)
Proceeds from the sale and maturity of financial investments	232,360	223,443
Net cash flows from the purchase and sale of property, plant and equipment	(504)	(464)
Net investment in intangible assets	(1,316)	(1,058)
Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures5	-	9,891
Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures5	(29)	(10,612)
Net cash from investing activities	(36,430)	(38,799)
Issue of ordinary share capital and other equity instruments	4,096	1,106
Share buy-backs	(5,386)	(5,330)
Net sales/(purchases) of own shares for market-making and investment purposes	(1,100)	(494)
Redemption of preference shares and other equity instruments	(2,450)	-
Subordinated loan capital issued	2,340	2,611
Subordinated loan capital repaid	(1,986)	(2,000)
Dividends paid to shareholders of the parent company and non-controlling interests	(9,171)	(12,685)
Net cash from financing activities	(13,657)	(16,792)
Net decrease in cash and cash equivalents	(36,905)	(28,892)
Cash and cash equivalents at the beginning of the period	434,940	490,933
Exchange differences in respect of cash and cash equivalents	30,872	(13,057)
Cash and cash equivalents at the end of the period6	428,907	448,984

Interest received was $50,078m (1H24: $54,197m), interest paid was $35,065m (1H24: $41,254m) and dividends received (excluding dividends received from associates, which are presented separately above) were $1,339m (1H24: $1,231m).
1     Amount in 1H25 includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom.
2     Amount in 1H25 includes a $1.0bn impairment loss following an impairment test on the carrying value of the Group's investment in BoCom.
3     Adjustments to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
4     Includes net settlement of the foreign exchange hedge of the proceeds from the sale of our banking business in Canada, nil in 1H25 (1H24: $255m gain).
5     The 'Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures' includes $9.3bn of net cash inflow on the sale of our banking business in Canada in March 2024. The 'Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures' includes $10.6bn of net cash outflow on the sale of our retail banking operations in France in January 2024.
6     Includes $2.5bn (1H24: $1.7bn) of cash and cash equivalents classified as held for sale.

1     Basis of preparation and material accounting policies
(a)  Compliance with International Financial Reporting Standards
Our interim condensed consolidated financial statements have been prepared on the basis of the policies set out in the 2024 annual financial statements. They have also been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the UK, IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB'), IAS 34 'Interim Financial Reporting' as adopted by the EU, and the Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC's financial position and performance since the end of 2024.
The interim condensed consolidated financial statements should be read in conjunction with the Annual Report and Accounts 2024, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. The interim condensed consolidated financial statements were also prepared in accordance with International Financial Reporting Standards ('IFRS Accounting Standards') as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.
At 30 June 2025, there were no IFRS Accounting Standards effective for the half-year to 30 June 2025 affecting these financial statements that were not approved for adoption in the UK by the UK Endorsement Board. There was no difference between IFRS Accounting Standards adopted by the UK, IFRS Accounting Standards as adopted by the EU, and IFRS Accounting Standards issued by the IASB in terms of their application to HSBC.

Standards applied during the half-year to 30 June 2025
There were no new standards or amendments to standards that had a material effect on these interim condensed consolidated financial statements.
(b)  Use of estimates and judgements
Management believes that the critical estimates and judgements applicable to the Group are those that relate to impairment of amortised cost and FVOCI debt financial assets, the valuation of financial instruments, deferred tax assets, provisions, interests in associates, impairment of goodwill and non-financial assets, and post-employment benefit plans. The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of goodwill in this financial year, but does consider this to be an area that is inherently judgemental. The Group's consideration of this risk includes taking account of the implications for cash-generating units arising from the revised organisational structure that has been effective from 1 January 2025.
There were no material changes in the current period to any of the critical estimates and judgements disclosed in 2024, which are stated on pages 88 and 354 to 365 of the Annual Report and Accounts 2024.
(c)  Composition of the Group
There were no material changes in the composition of the Group in the half-year to 30 June 2025.
For details of future business acquisitions and disposals, see Note 15 'Assets held for sale, liabilities of disposal groups held for sale and business acquisitions' in the Interim Report 2025.
(d)  Future accounting developments

Amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosures'
In May 2024, the IASB issued amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosures', effective for annual reporting periods beginning on, or after, 1 January 2026. In addition to guidance as to when certain financial liabilities can be deemed settled when using an electronic payment system, the amendments also provide further clarification regarding the classification of financial assets that contain contractual terms that change the timing or amount of contractual cash flows, including those arising from ESG-related contingencies, and financial assets with certain non-recourse features. The Group is currently undertaking an assessment of the potential impact.

IFRS 18 'Presentation and Disclosure in Financial Statements'
In April 2024, the IASB issued IFRS 18 'Presentation and Disclosure in Financial Statements', effective for annual reporting periods beginning on or after 1 January 2027. The new accounting standard aims to give users of financial statements more transparent and comparable information about an entity's financial performance. It will replace IAS 1 'Presentation of Financial Statements' but carries over many requirements from that IFRS Accounting Standard unchanged. In addition, there are three sets of new requirements relating to the structure of the income statement, management-defined performance measures and the aggregation and disaggregation of financial information.
While IFRS 18 will not change recognition criteria or measurement bases, it might have a significant impact on presenting information in the financial statements, in particular the income statement. HSBC are currently assessing impacts and data readiness.
(e)  Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment, as well as considering potential impacts from other top and emerging risks, including climate change, as well as the related impacts on profitability, capital and liquidity.
(f)   Accounting policies
The accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 353 to 365 of the Annual Report and Accounts 2024, as are the methods of computation.

2     Dividends
On 30 July 2025, the Directors approved a second interim dividend for 2025 of $0.10 per ordinary share in respect of the financial year ending 31 December 2025. This distribution amounts to approximately $1.74bn and will be payable on 26 September 2025. No liability is recognised in the financial statements in respect of these dividends.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2025		30 Jun 2024
	Per share	Total	Per share	Total
	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
- fourth interim dividend	0.36	6,397	0.31	5,872
In respect of current year:
- first interim dividend	0.10	1,750	0.10	1,877
- special dividend	-	-	0.21	3,942
Total	0.46	8,147	0.62	11,691
Total coupons on capital securities classified as equity		547		526
Dividends to shareholders		8,694		12,217

Second interim dividend for 2025
On 30 July 2025, the Directors approved a second interim dividend in respect of the financial year ending 31 December 2025 of $0.10 per ordinary share (the 'dividend'), a distribution of approximately $1.74bn. The dividend will be payable on 26 September 2025 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 15 August 2025.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 15 September 2025. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-dividend on 14 August 2025. American Depositary Shares ('ADSs') in New York will be quoted ex-dividend on 15 August 2025.
The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their pounds sterling bank mandates at www.investorcentre.co.uk.
The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pounds sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends, www.investorcentre.com/hk, or www.hkexnews.hk.
The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.
Changes to currency elections must be received by 10 September 2025 to be effective for this dividend.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 26 September 2025 to holders of record on 15 August 2025. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 5 September 2025.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 15 August 2025 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 15 August 2025. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 14 August 2025.
Shares repurchased under HSBC Holdings plc buy-backs, which have not yet been cancelled from the Hong Kong custodians' CCASS account as at the record date, will not be eligible for the dividend.
Transfers of ADSs must be lodged with the depositary by 11.00am local time on 15 August 2025 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

Dividend on preference share
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 17 March, 16 June, 15 September and 15 December 2025 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 September 2025 to holders of record on 29 August 2025.

3     Earnings per share
Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, after deducting own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	Half-year to
	30 Jun 2025			30 Jun 2024
	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	$m	(millions)	$	$m	(millions)	$
Basic1	11,510	17,646	0.65	16,586	18,666	0.89
Effect of dilutive potential ordinary shares		126			120
Diluted1	11,510	17,772	0.65	16,586	18,786	0.88
1     Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

4    Constant currency balance sheet reconciliation

	At 30 Jun 2025	At 30 June 2024			At 31 Dec 2024
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	981,722	972,779	34,522	938,257	974,647	43,989	930,658
Interests in associates and joint ventures	28,202	28,740	275	28,465	29,273	364	28,909
Total external assets	3,214,371	3,084,370	109,367	2,975,003	3,152,674	135,626	3,017,048
Customer accounts	1,718,604	1,651,911	58,077	1,593,834	1,726,199	71,244	1,654,955

5   Reported and constant currency results1

	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Revenue2
Reported	34,122	37,292
Currency translation	-	(235)
Constant currency	34,122	37,057
Change in expected credit losses and other credit impairment charges
Reported	(1,941)	(1,066)
Currency translation	-	73
Constant currency	(1,941)	(993)
Operating expenses
Reported	(17,022)	(16,296)
Currency translation	-	104
Constant currency	(17,022)	(16,192)
Share of profit in associates and joint ventures less impairment
Reported	651	1,626
Currency translation	-	(7)
Constant currency	651	1,619
Profit before tax
Reported	15,810	21,556
Currency translation	-	(65)
Constant currency	15,810	21,491
Profit after tax
Reported	12,441	17,665
Currency translation	-	(44)
Constant currency	12,441	17,621
1     In the current period constant currency results are equal to reported as there is no currency translation.
2     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Half-year to
	30 Jun 2025	30 Jun 2024
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs1	(139)	3,571
Dilution loss of interest in BoCom associate2	(1,136)	-
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(227)	(101)
Restructuring and other related costs3	(616)	19
Impairment losses of interest in BoCom associate2	(1,000)	-
Tax
Tax (charge)/credit on notable items	379	14
1     Amount in 1H25 include fair value losses on ADRs in Galicia received as a part of the sale consideration for HSBC Argentina, which were sold in 2Q25.
2     Amount in 1H25 in 'Dilution loss of interest in BoCom associate' include a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group's investment in BoCom in 'Impairment losses of interest in BoCom associate'. See Note 10 of the Interim Report 2025 for further details.
3     Amounts relate to restructuring provisions recognised in 2025 as well as reversals of restructuring provisions recognised during 2022.

6     Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Guarantees and other contingent liabilities:
- financial guarantees	16,605	16,998
- performance and other guarantees	98,103	92,723
- other contingent liabilities	299	298
At the end of the period	115,007	110,019
Commitments:1
- documentary credits and short-term trade-related transactions	6,489	7,096
- forward asset purchases and forward deposits placed	110,784	61,017
- standby facilities, credit lines and other commitments to lend	822,726	793,465
At the end of the period	939,999	861,578
1     Includes $691,705m of commitments at 30 June 2025 (31 December 2024: $619,367m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.
Contingent liabilities arising from legal proceedings and regulatory and other matters against Group companies are excluded from this note but are disclosed in Note 7 below and Notes 11 and 13 of the Interim Report 2025.

7    Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2024. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2025 (see Note 11 of the Interim Report 2025). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities'). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.

Trustee litigation: The Madoff Securities trustee (the 'Trustee') has brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from Madoff Securities to the HSBC companies in the amount of $543m (plus interest), and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York.
The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales seeking recovery of alleged transfers from Madoff Securities to the HSBC companies. The claim has not yet been served and the amount claimed has not been specified.
Fairfield Funds litigation: Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (each in liquidation and together, the 'Fairfield Funds') have brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from the Fairfield Funds to the HSBC companies (that acted as nominees for clients) in the amount of $382m (plus interest). Fairfield Funds' claims against most of the HSBC companies have been dismissed, but remain pending on appeal before the US Court of Appeals for the Second Circuit. Fairfield Funds' claims against HSBC Private Bank (Suisse) SA and HSBC Securities Services Luxembourg ('HSSL') have not been dismissed and are ongoing before the US Bankruptcy Court for the Southern District of New York. HSBC Private Bank (Suisse) SA and HSSL have appealed the decision not to dismiss them and these appeals are pending before the US Court of Appeals for the Second Circuit.

Herald Fund SPC ('Herald') litigation: HSSL and HSBC Bank plc are defending an action brought by Herald (in liquidation) before the Luxembourg District Court seeking restitution of securities and cash in the amount of $2.5bn (plus interest), or damages in the amount of $5.6bn (plus interest). In 2013, the Luxembourg District Court dismissed Herald's securities restitution claim and stayed the cash restitution and damages claims. In December 2024, the Luxembourg Court of Appeal reversed the Luxembourg District Court's dismissal and determined that Herald's claims for restitution of securities and cash against HSSL were founded in principle. HSSL has appealed this decision and a hearing before the Luxembourg Court of Cassation is listed for September 2025. Herald's claim against HSBC Bank plc is pending.

Alpha Prime Fund Limited ('Alpha Prime') litigation: Various HSBC companies are defending a number of actions brought by Alpha Prime in the Luxembourg District Court seeking damages for alleged breach of contract and negligence in the amount of $1.16bn (plus interest). These matters are currently pending before the Luxembourg District Court.
In November 2024, Alpha Prime served various HSBC companies with a lawsuit filed in the Bermuda Supreme Court seeking damages for unspecified amounts for alleged breach of contract and negligence. This claim is currently stayed.

Senator Fund SPC ('Senator') litigation: HSSL and the Luxembourg branch of HSBC Bank plc are defending a number of actions brought by Senator before the Luxembourg District Court seeking restitution of securities in the amount of $625m (plus interest), or damages in the amount of $188m (plus interest). These matters are currently pending before the Luxembourg District Court.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

US Anti-Terrorism Act litigation
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Seven actions, which seek damages for unspecified amounts, remain pending and HSBC's motions to dismiss have been granted in three of these cases. These dismissals are subject to appeals and/or the plaintiffs re-pleading their claims. The four other actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

US dollar Libor litigation
Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of individual and putative class action lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the US Commodity Exchange Act ('CEA'). HSBC has concluded class settlements with five groups of plaintiffs, and several class action lawsuits brought by other groups of plaintiffs have been voluntarily dismissed. Two individual US dollar Libor-related actions seeking damages from HSBC for unspecified amounts remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.

Foreign exchange-related investigations and litigation
In December 2016, Brazil's Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation, which remains ongoing. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil.
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In 2020, a revised complaint was filed which also named HSBC Bank USA N.A. ('HSBC Bank USA') as a defendant. In January 2024, the South African Competition Appeal Court dismissed HSBC Bank USA from the revised complaint but denied HSBC Bank plc's application to dismiss. Both the Competition Commission and HSBC Bank plc have appealed to the Constitutional Court of South Africa.
HSBC Bank plc and HSBC Holdings have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to court approval.
In February 2024, HSBC Bank plc and HSBC Holdings were joined to an existing claim brought in the UK Competition Appeals Tribunal against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. This matter is at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Precious metals fix-related litigation
US litigation: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the CEA and New York state law. In May 2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal.
Canada litigation: HSBC and other financial institutions are defending putative class actions filed in the Ontario and Quebec Superior Courts of Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. Two of the actions are proceeding and the others have been stayed.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Tax-related investigations
Since 2023, the French National Financial Prosecutor has been investigating a number of banks, including HSBC Continental Europe and the Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities. HSBC Bank plc and the German branch of HSBC Continental Europe also continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority ('CMA') has been investigating HSBC and four other banks for suspected anti-competitive conduct in relation to the historical trading of gilts and related derivatives. In February 2025, the CMA announced the conclusion of its investigation and imposed a £23.4m fine on HSBC, which has been paid. This matter is now closed.
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. Certain of the defendants, including HSBC Bank plc and HSBC Securities (USA) Inc., have reached a settlement with the plaintiffs to resolve this matter. The settlement remains subject to final court approval.

Korean short selling indictment
In March 2024, the Korean Prosecutors' Office issued a criminal indictment against The Hongkong and Shanghai Banking Corporation Limited ('HBAP') and three current and former employees for breaching short selling rules under the Financial Investment Services and Capital Markets Act in connection with trades carried out between August 2021 and December 2021. In February 2025, the Korean court acquitted HBAP of all charges. The Korean Prosecutors' Office has appealed this decision. Proceedings against the individual defendants have been suspended.

Investigations involving HSBC Private Bank (Suisse) SA
Law enforcement authorities in Switzerland and France are investigating HSBC Private Bank (Suisse) SA in connection with alleged money laundering offences in respect of two historical banking relationships. These investigations are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

First Citizens litigation
In May 2023, First-Citizens Bank & Trust Company ('First Citizens') brought a lawsuit in the US District Court for the Northern District of California against various HSBC companies and seven US-based HSBC employees who had previously worked for Silicon Valley Bank ('SVB'). The lawsuit seeks $1bn in damages and alleges, among other things, that the various HSBC companies conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens. In July 2024, the court dismissed several of First Citizens' claims and also dismissed certain defendants for lack of jurisdiction, but allowed limited discovery into whether some of these defendants may be subject to jurisdiction. The remaining claims are proceeding against certain defendants.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

US mortgage securitisation litigation
Beginning in 2014, a number of lawsuits were filed in various state and federal courts in the US against HSBC Bank USA, as a trustee of more than 280 mortgage securitisation trusts, seeking unspecified damages for losses in collateral value allegedly sustained by the trusts. Nearly all of these lawsuits have either been settled or dismissed; one action remains pending in a New York state court.
HSBC Bank USA and certain of its affiliates continue to defend a mortgage loan repurchase action seeking unspecified damages and specific performance brought by the trustee of a mortgage securitisation trust in New York state court.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Mexican government bond litigation
HSBC Mexico S.A. and other banks are named as defendants in a consolidated putative class action pending in the US District Court for the Southern District of New York alleging anti-competitive conduct related to Mexican government bond transactions between 2010 and 2014 and seeking unspecified damages. In January 2025, the court denied the defendants' motion to dismiss the plaintiffs' third amended complaint, and this action is proceeding.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various tax authorities, regulators, competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their businesses and operations.
At the present time, HSBC does not expect the ultimate resolution of any of these matters to be material to the Group's financial position; however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

8     Events after the balance sheet date
A second interim dividend for 2025 of $0.10 per ordinary share in respect of the financial year ending 31 December 2025 was approved by the Directors on 30 July 2025, as described in Note 2. On 30 July 2025, HSBC Holdings announced its intention to initiate a share buy-back to purchase its ordinary shares up to a maximum consideration of $3.0bn, which is expected to commence shortly and complete by our third quarter 2025 results announcement.
On 3 July 2025, HSBC Bank plc, a wholly owned subsidiary of HSBC Holdings plc, entered into a binding agreement to sell its UK life insurance entity, HSBC Life (UK) Limited, to Chesnara plc. The transaction is expected to complete in early 2026.
On 11 July 2025, HSBC Continental Europe reached an agreement to sell its fund administration business, Internationale Kapitalanlagegesellschaft mbH, to BlackFin Capital Partners S.A.S. The potential transaction is subject to customary regulatory and competition approvals as well as the conclusion of negotiations with the German works council, and is expected to complete in the second half of 2026.
On 18 July 2025, HSBC Continental Europe signed a memorandum of understanding with a consortium comprising Rothesay Life plc and CCF regarding the sale of its portfolio of home and certain other loans retained after the sale of its French retail banking operations. The potential transaction, which remains subject to relevant information and consultation processes with respective works councils, is expected to complete in the fourth quarter of 2025, when cumulative fair value losses recognised through other comprehensive income would recycle to the income statement. These stood at $1.4bn at 30 June 2025.
On 27 July 2025, HSBC Latin America Holdings (UK) Limited, a direct subsidiary of HSBC Holdings plc, entered into a binding agreement for the sale of its direct subsidiary, HSBC Bank (Uruguay) S.A., to a subsidiary of BTG Pactual Holding SA. The planned sale, which remains subject to regulatory approval, is targeted for completion in the second half of 2026.

9     Capital structure

Capital ratios
	At
	30 Jun 2025	31 Dec 2024
	%	%
Transitional basis
Common equity tier 1 ratio	14.6	14.9
Tier 1 ratio	17.0	17.2
Total capital ratio	20.1	20.6
End point basis
Common equity tier 1 ratio	14.6	14.9
Tier 1 ratio	17.0	17.2
Total capital ratio	20.1	20.1

Total regulatory capital and risk-weighted assets
	At
	30 Jun 2025	31 Dec 2024
	$m	$m
Transitional basis
Common equity tier 1 capital	129,819	124,911
Additional tier 1 capital	20,800	19,216
Tier 2 capital	27,877	28,259
Total regulatory capital	178,496	172,386
Risk-weighted assets	886,860	838,254
End point basis
Common equity tier 1 capital	129,819	124,911
Additional tier 1 capital	20,800	19,216
Tier 2 capital	27,877	24,401
Total regulatory capital	178,496	168,528
Risk-weighted assets	886,860	838,254

Leverage ratio
	At
	30 Jun 2025	31 Dec 2024
	$bn	$bn
Tier 1 capital (leverage)	150.6	144.1
Total leverage ratio exposure	2,792.9	2,571.1
	%	%
Leverage ratio	5.4	5.6

10  Statutory accounts
The information in this news release is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts of HSBC Holdings plc for the year ended 31 December 2024 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group's auditor, PricewaterhouseCoopers LLP ('PwC') has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying its report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
The information in this news release does not constitute the unaudited interim condensed consolidated financial statements which are contained in the Interim Report 2025. The Interim Report 2025 was approved by the Board of Directors on 30 July 2025. The unaudited interim condensed consolidated financial statements included in the Interim Report 2025 have been reviewed by the Group's auditor, PwC, in accordance with International Standard on Review Engagements (UK) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom. The full report of its review, which was unmodified, is included in the Interim Report 2025.

11  Dealings in HSBC Holdings listed securities
HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited ('HKEx'). Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, or in relation to HSBC Holdings ordinary share buy-backs, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2025.

12  Earnings release and final results
An earnings release for the three-month period ending 30 September 2025 is expected to be issued on 28 October 2025. The results for the year to 31 December 2025 are expected to be announced on 25 February 2026.

13  Corporate governance
We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2025, we complied with the provisions of the 2024 UK Corporate Governance Code, effective 1 January 2025 and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk. Reporting on compliance with revisions to the Hong Kong Corporate Governance Code, which were implemented by HKEx with effect from 1 July 2025, will commence within our 2026 Annual Report and Accounts to be published in February 2027, consistent with the guidance issued by the HKEx in May 2025.
The Board has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.
All Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2024 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 22 of the Interim Report 2025.
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.
*     Non-executive Group Chairman
†     Independent non-executive Director

14  Interim Report 2025
The Interim Report 2025 will be made available to shareholders on or about 22 August 2025. Copies of the Interim Report 2025 and this news release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2025 and this news release may also be downloaded from the HSBC website, www.hsbc.com.
A Chinese translation of the Interim Report 2025 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.
The Interim Report 2025 will be available on The Stock Exchange of Hong Kong Limited's website www.hkex.com.hk.

15  Cautionary statement regarding forward-looking statements
This news release may contain projections, estimates, forecasts, targets, commitments, ambitions, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, environment, social and governance ('ESG') related matters, strategy and business of the Group which can be identified by the use of forward-looking terminology such as 'may', 'will', 'should', 'expect', 'anticipate', 'project', 'estimate', 'seek', 'intend', 'target', 'plan', 'believe', 'potential' or 'reasonably possible', or the negatives thereof or other variations thereon or comparable terminology (together, 'forward-looking statements'), including the strategic priorities and any financial, investment and capital targets and any ESG ambitions, targets and commitments described herein.
Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgements may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group.
Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including, without limitation, those which are referable to general market or economic conditions, regulatory and government policy changes (including trade and tariff policies such as the trade policies announced by the US and potential countermeasures that may be adopted by countries, including in the markets where the Group operates), increased volatility in interest rates and inflation levels and other macroeconomic risks, geopolitical tensions such as the Russia-Ukraine war and the conflict in the Middle East and the continuation or escalation thereof, specific economic developments, such as the uncertain performance of the commercial real estate sectors in mainland China and Hong Kong, or as a result of data limitations and changes in applicable methodologies in relation to ESG related matters).
Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, commitments, ambitions, prospects or returns contained herein.
Additional detailed information concerning important factors, including but not limited to ESG related factors, that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts for the fiscal year ended 31 December 2024 filed with the US Securities and Exchange Commission (the 'SEC') on Form 20-F on 20 February 2025, our 1Q 2025 Earnings Release furnished to the SEC on Form 6-K on 29 April 2025 and our Interim Report 2025 for the six months ended 30 June 2025 which we expect to furnish to the SEC on Form 6-K on or around 30 July 2025.

16  Use of alternative performance measures
Our reported results are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS Accounting Standards') as detailed in the interim condensed consolidated financial statements starting on page 77 of the Interim Report 2025.
To measure our performance, we supplement our IFRS Accounting Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors that distort period-on-period comparisons. The 'constant currency performance' measure used in this report is described below. Definitions and calculations of other alternative performance measures are included in 'Alternative performance measures' on pages 38 to 41 of the Interim Report 2025, which is available at www.hsbc.com. All alternative performance measures are reconciled to the closest reported performance measure.
The business segmental results are presented on a constant currency basis in accordance with IFRS 8 'Operating Segments' as detailed in Note 5: 'Segmental analysis' on page 86 of the Interim Report 2025.
Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons.
We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance.
Notable items
We separately disclose 'notable items', which are components of our income statement that management considers as outside the normal course of business and generally non-recurring in nature. Certain notable items are classified as 'material notable items', which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group's income statement.
u      For further information on our use of alternative performance measures, see pages 18 and 38 of the Interim Report 2025.

17  Certain defined terms
Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refer to HSBC Holdings together with its subsidiary undertakings. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations '$m' and '$bn' represent millions and billions (thousands of millions) of US dollars, respectively.

18  Investor Relations/Media Relations contacts
For further information contact:

Investor Relations                                                                          Media Relations
UK - Alastair Ryan                                                                          UK - Gillian James
Telephone: +44 (0)7468 703 010                                                     Telephone: +44 (0)7584 404 238
Email: investorrelations@hsbc.com                                                 Email: pressoffice@hsbc.com

Hong Kong - Yafei Tian                                                                   Hong Kong - Aman Ullah

Telephone: +852 2899 8909                                                             Telephone: +852 3941 1120
Email: investorrelations@hsbc.com.hk                                            Email: aspmediarelations@hsbc.com.hk

Registered Office and Group Head Office

8 Canada Square
London E14 5HQ
United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales on 1 January 1959 with limited liability under the UK Companies Act
Registration number 617987

Please click on the link below to view the accompanying data pack.
http://www.rns-pdf.londonstockexchange.com/rns/1292T_1-2025-7-30.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 30 July 2025